Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in the Annual Report on Form 40-F (the “Annual Report”) of Quest Rare Minerals Ltd. (the “Corporation”) of our report dated January 25, 2012 with respect to the financial statements of the Corporation as at October 31, 2011 and 2010 and for each of the years in the two-year period ended October 31, 2011, included as Exhibit 99.1 to, and incorporated by reference in, the Corporation’s Annual Report on Form 40-F.

(signed) Ernst & Young LLP
Ernst & Young LLP

January 27, 2012